

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2017

Michael J. Loiacono
Chief Financial Officer
Tapimmune Inc.
5 West Forsyth Street; Suite 200
Jacksonville, FL 32202

      Re: TAPIMMUNE INC.
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed March 14, 2017
          Form 10-Q for the period ended June 30, 2017
          Filed August 7, 2017
          File No. 001-37939

Dear Mr. Loiacono:

      We have reviewed your November 16, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2017 letter.

Form 10-Q for the period ended June 30, 2017

Notes to Consolidated Financial Statements
Note 6. Research Agreement Obligations, page 8

1.   Please submit an expanded opinion of counsel that discusses the possible creditor assertions, facts, and company defenses to the conclusion that the limitation period has not been interrupted. For instance, we note your response to prior comment 1 that one of the means by which the limitation period may be interrupted is by a recognition of a right

Michael J. Loiacono
Tapimmune Inc.
December 1, 2017
Page 2

or obligation. Thus, the opinion should address whether your statements contained in the Form 10-Ks filed April 14, 2015 and April 15, 2016 that "[a]s of December 31, 2016, we had accrued $493,000 as amounts owed under the amended agreement," and similar statements contained in other filings, would be considered a recognition of the right or obligation such that the limitation period was interrupted by those statements.

You may contact Sasha Parikh at 202-551-3627 or Christine Torney at 202-551-3652 if you have any questions.

Division of Corporation Finance
Office of Healthcare & Insurance